FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry PlayBook OS 2.0 Available Today	3

Document 1

                                        February 21, 2012

FOR IMMEDIATE RELEASE

BlackBerry PlayBook OS 2.0 Available Today

New OS delivers an enriched user experience for BlackBerry PlayBook tablet users

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) announced that the new BlackBerry® PlayBook™ OS 2.0 will be released for download today. BlackBerry PlayBook OS 2.0 delivers an enhanced tablet experience and allows you to use the BlackBerry PlayBook in new ways throughout the day - at work and at play.

“Building on the BlackBerry PlayBook tablet’s proven web browsing, multimedia and multitasking strengths, the new BlackBerry PlayBook OS 2.0 introduces a range of new communications and productivity enhancements as well as expanded app and content support,” said David J. Smith, SVP Mobile Computing, Research In Motion.

New BlackBerry PlayBook OS 2.0 features include:

•
Integrated email client with a powerful unified inbox: With BlackBerry PlayBook OS 2.0 you have the option to use a  unified inbox that consolidates all messages in one place, including messages from Facebook®, LinkedIn® and Twitter®, as well as personal and work email accounts.

•
Social Integration with Calendar and Contacts apps:  The built-in calendar harnesses information from social networks and makes it available where and when users need it.  Contact cards are also dynamically populated with updated information from Facebook, Twitter, and LinkedIn to create a consolidated view of contacts.

•
Updated BlackBerry Bridge app: BlackBerry® Bridge™ is a unique app that provides a Bluetooth® connection between your BlackBerry PlayBook and core apps on your BlackBerry® smartphone (including BBM™, Email, Contacts, Calendar and Browser) in order to let you view the content on the larger tablet display. With BlackBerry PlayBook OS 2.0, it’s easier and quicker than ever to take documents, web pages, emails and photos that appear on your BlackBerry smartphone and display them on your BlackBerry PlayBook for an optimized viewing and editing experience. The updated BlackBerry Bridge app also provides a new remote control feature that allows a BlackBerry smartphone to be used as a wireless keyboard and mouse for a BlackBerry PlayBook.

•
Improved mobile productivity: Updated document editing functions, the new Print To Go app, and increased control and manageability of corporate data with BlackBerry® Balance ™ allow you to get more out of your BlackBerry PlayBook every day. Plus, an updated virtual keyboard with auto correction and predictive next word completion learns how you type to enable faster, more accurate typing.

•
New apps and content: Thousands of new apps are being added to BlackBerry App World™ today (including a range of Android® apps that will run on the BlackBerry PlayBook). A new BlackBerry Video Store1 is launching today. Enhanced web browsing capabilities are also available with BlackBerry PlayBook OS 2.0.

In conjunction with the release of BlackBerry PlayBook OS 2.0, RIM is making available an initial release of BlackBerry® Mobile Fusion that will include support for managing BlackBerry PlayBook tablets and BlackBerry smartphones2 in an enterprise. The full release of BlackBerry Mobile Fusion (with mobile device management capabilities for iOS and Android devices) is planned for general availability in late March 2012. For more information about BlackBerry Mobile Fusion, please visit www.blackberry.com/mobilefusion.

Availability
The BlackBerry PlayBook OS 2.0 software update is now available as a free download for all BlackBerry PlayBook tablets.

Additional Reference Material

•	Inside BlackBerry blog post

•	BlackBerry PlayBook web page

•	BlackBerry PlayBook OS 2.0 - How to Video

•	Developer’s Getting Started web page

1) BlackBerry Video Store will initially be available in the United States. Support for other countries is expected to be added later this year.
2) BlackBerry Mobile Fusion Studio can be used to manage BlackBerry smartphones through a single unified console, supporting devices activated on BlackBerry Enterprise Server version 5.0.3 or later.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5606

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 21, 2012	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations